UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 18, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Acorn International, Inc.

File No. 5-83555 - CF#37543

First Ostia Port Ltd, Robert W. Roche, Ritsuko Hattori-Roche, and Theresa M. Roche (the "Reporting Persons") submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from an Exhibit to a Schedule 13D/A filed on August 19, 2020 relating to their beneficial ownership of ordinary shares and American Depositary Shares of Acorn International, Inc.

Based on representations by the Reporting Persons that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit 99.2

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Chief, Office of Mergers and Acquisitions